                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        ADVANTICA RESTAURANT GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   873098 10 7
                                 (CUSIP Number)

                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                               New York, New York
                                      10020
                                 (212) 782-7102
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 1998
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 873098 10 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Moore Capital Management, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable                    a[ ]
                                       b[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
         OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut

                     7.  SOLE VOTING POWER
                              None

                    8.   SHARED VOTING POWER
NUMBER OF
 SHARES                     3,164,423
BENEFICIALLY
 OWNED BY
  EACH          9.   SOLE DISPOSITIVE POWER
REPORTING
 PERSON                        None
  WITH
               10.      SHARED DISPOSITIVE POWER

                              3,164,423

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,164,423

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9%

14.  TYPE OF REPORTING PERSON*
     CO, IA

SCHEDULE 13D

CUSIP No. 873098 10 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Louis M. Bacon

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable                    a[ ]
                                       b[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

                         7.   SOLE VOTING POWER

                                   None

                         8.   SHARED VOTING POWER
NUMBER OF
 SHARES                            3,859,077
BENEFICIALLY
 OWNED BY
  EACH                   9.   SOLE DISPOSITIVE POWER
REPORTING
PERSON                            None
WITH

                         10.  SHARED DISPOSITIVE POWER

                                  3,859,077

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,859,077

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.7%


14.  TYPE OF REPORTING PERSON*
     IN, IA

SCHEDULE 13D

CUSIP No. 873089 10 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Moore Global Investments, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable                          a[ ]
                                             b[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              British Virgin Islands

                    7.   SOLE VOTING POWER

                                None

                    8.   SHARED VOTING POWER
NUMBER OF
 SHARES                         3,164,423
BENEFICIALLY
 OWNED BY
  EACH              9.   SOLE DISPOSITIVE POWER
REPORTING
 PERSON                            None
  WITH

                    10.  SHARED DISPOSITIVE POWER

                                 3,164,423

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,164,423

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9%

14.  TYPE OF REPORTING PERSON*
     CO

Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Common Shares"), of Advantica Restaurant Group, Inc. (formerly, Flagstar Companies, Inc.), a Delaware corporation (the "Company"). The principal offices of the Company are located at 203 East Main Street, Spartanburg, SC 29319.

         On January 7, 1998 (the "Effective Date"), the Company issued 40,000,000 Common Shares, 95.5% of which Common Shares were distributed to holders of certain claims against Flagstar Companies, Inc. ("FCI") and its wholly-owned subsidiary, Flagstar Corporation ("Flagstar Corporation," and together with FCI, "Flagstar"), related to senior subordinated debt of Flagstar held by the claimants. The Common Shares were issued pursuant to an Amended Joint Plan of Reorganization (the "Plan") of Flagstar filed pursuant to Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of South Carolina (the "Bankruptcy Court"). The Plan was confirmed by the Bankruptcy Court on November 7, 1997. The Company is the resulting entity of a merger of Flagstar Corporation with and into FCI. The shares of common stock of FCI outstanding prior to the Effective Date, and all obligations of FCI in respect thereof, were terminated, canceled and extinguished.

Item 2.  Identity and Background

         The Statement is being filed by (1) Moore Capital Management, Inc., a Connecticut corporation ("MCM"), (2) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of MCM and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA"), and (3) Moore Global Investments, Ltd., a British Virgin Islands corporation ("MGI"). MCM, Mr. Bacon and MGI are sometimes collectively referred to herein as the "Reporting Persons".

         MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to MGI, a non-U.S. investment company, and other investment funds. MCA, a registered commodity trading advisor and commodity pool operator, serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a U.S. partnership. The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the Common Shares of the Company held by MGI and RIS. The principal offices of MCM are located at 1251 Avenue of the Americas, New York, New York 10020, which is also the business address of Mr. Bacon. The principal offices of MGI are located at c/o Citco Fund Services (Bahamas) Ltd., The Bahamas Financial Centre,

P.O. Box CB-13136, Nassau, Bahamas. Schedule I lists the name, business address, citizenship, position and present principal occupation of the directors and executive officers of each of MCM and MGI.

         During the last five years, none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule I has been: (a) convicted in a criminal proceeding, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Item

3. Sources and Amounts of Funds or Other Consideration

         Immediately prior to the Effective Date, MGI and RIS collectively owned an aggregate of $15,930,000 in principal amount of Flagstar Corporation's
11.25% Senior Subordinated Debentures due 2004 (the "11.25% Debentures"), and $68,673,000 in principal amount of Flagstar Corporation's 11.375% Senior Subordinated Debentures due 2003 (the "11.375% Debentures," and together with the 11.25% Debentures, the "Senior Subordinated Debentures"). All such Senior Subordinated Debentures were acquired by or on behalf of MGI and RIS in the ordinary course of business for investment purposes with working capital of the respective funds. MGI and RIS expended an aggregate of approximately $56,312,000 (including brokerage commissions) to purchase the Senior

Subordinated Debentures which were exchanged for Common Shares on the Effective Date pursuant to the Plan. Pursuant to the Plan, on the Effective Date, MGI and RIS acquired, on account of the unpaid principal amount plus unpaid interest which accrued prior to June 11, 1997 (the date Flagstar filed for bankruptcy), on such Senior Subordinated Debentures, 44.986 Common Shares for each $1,000 of the 11.25% Debentures, and 45.614 Common Shares for each $1,000 of the 11.375% Debentures held by each entity. Thus, MGI and RIS collectively received 3,849,077 Common Shares as distributions in respect of their claims arising out of their holdings of the Senior Subordinated Debentures.

          All obligations of the Company in respect of the Senior Subordinated Debentures will be discharged by order of the Bankruptcy Court following consummation of the Plan. No additional funds were expended by MGI or RIS in connection with the distribution of the Common Shares to MGI and RIS.

          In addition, prior to the Effective Date, on December 15 and December 16, 1997, MGI and RIS collectively purchased an aggregate of 10,000 Common Shares on a when-issued basis. MGI and RIS expended an aggregate of approximately $100,600 of working capital to purchase such Common Shares.

         MGI and RIS may effect purchases of securities through margin accounts maintained for them with brokers who extend margin credit to MGI and RIS as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firms' credit policies. The Common Shares that may be held in these margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction

         The Senior Subordinated Debentures were acquired by MGI and RIS in the ordinary course of business with working capital of the respective funds. Pursuant to the Plan, MGI and RIS acquired collectively on the Effective Date, an aggregate of 3,849,077 Common Shares as their respective distributions arising out of claims held against Flagstar as a result of their investment in the Senior Subordinated Debentures. Such Common Shares and the 10,000 additional Common Shares purchased by MGI and RIS are held for investment purposes only.

         While no further purchases of Common Shares are contemplated at present, each of MCM and Mr. Bacon in the future may direct further purchases of Common Shares.

         None of the Reporting Persons nor, to the best of their knowledge, the persons listed in Schedule I hereto have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. MCM or Mr. Bacon may, at any time, review or reconsider its or his positions with respect to the Company and, to the extent advisable in light of market conditions, trading policies or other considerations, formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) On the date of this Statement:

         (i) Mr. Bacon is deemed to have beneficial ownership for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 3,859,077 Common Shares by virtue of his control of MCM and MCA. Such shares represent 9.7% of the issued and outstanding Common Shares. Also by virtue of his control of MCM and MCA, Mr. Bacon is deemed to share voting power and dispositive power over the Common Shares held by MGI and RIS.

         (ii) MCM is deemed to have Beneficial Ownership of 3,164,423 Common Shares by virtue of its position as discretionary investment manager of MGI. Such shares represent 7.9% of the issued and outstanding Common Shares. MCM is vested with the power to direct disposition of the Common Shares held by MGI and shares with MGI and Mr. Bacon voting power over such Common Shares.

         (iii) MGI has Beneficial Ownership 3,164,423 Common Shares held by it. Such shares represent 7.9% of the issued and outstanding Common Shares. MGI currently does not exercise dispositive power over such Common Shares but could obtain such power within 60 days if MGI exercised its right to terminate its trading advisory agreement with MCM.

         The percentages used herein are calculated based upon the 40,000,000 Common Shares stated by FCI in its report on Form 8-K filed November 21, 1997 to be issued and outstanding as of the Effective Date.

         To the best knowledge of the Reporting Persons, none of the persons named in Schedule I, other than Mr. Bacon, has or is deemed to have Beneficial Ownership of Common Shares.

         (c) On the Effective Date, MGI and RIS acquired from the Company 3,156,223 and 692,854 Common Shares, respectively, pursuant to the Plan in respect of claims against Flagstar related to the Senior Subordinated Debentures. On December 15 and December 16, 1997, MGI and RIS purchased at a price per share of $10.00 an additional 8,200 and 1,800 Common Shares, respectively, which Common Shares were delivered to MGI and RIS after the Effective Date. Such acquisition and purchase are the only transactions effected by the Reporting Persons with respect to Common Shares within the past 60 days.

         The trade dates, the principal amounts of 11.25% Debentures purchased or sold and the price at which such principal amounts of 11.25% Debentures were purchased or sold (including commissions, if any) for all purchases and sales by the Reporting Persons of 11.25% Debentures within the 60-day period prior to the Effective Date are set forth in Schedule II hereto. No transactions were effected in the 11.375% Debentures in such period.

         (d) The shareholders of MGI and the partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Shares acquired for the account of MGI and RIS, respectively.

         (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings, or
          Relationships with Respect to Securities of the Issuer.

         Prior to approval of the Plan, MCM participated on a committee consisting of representatives of holders of the Senior Subordinated Debentures (the "Ad Hoc Committee") for the purpose of negotiating with Flagstar the terms of its financial restructuring. In connection with such negotiations, on March 21, 1997, MCM entered into an Agreement Concerning Voting with the Company and other holders of Senior Subordinated Debentures (the "Consenting Debentureholders"), whereby the Consenting Debentureholders agreed, subject to certain conditions and the nonoccurrence of certain termination events, to vote, and subsequently voted (or, in the case of MCM, caused MGI and RIS to vote) in favor of the Plan. On May 21, 1997, the Company and the Consenting Debentureholders entered into a Supplement to Agreement Concerning Voting (the "Supplement") pursuant to which each of the Consenting Debentureholders further agreed, subject to the same conditions contained in the Agreement Concerning Voting, to the inclusion in Flagstar's solicitation materials sent to the remaining Debentureholders of certain statements regarding the consenting Debentureholders. The foregoing description of the terms of the Agreement Concerning Voting and the Supplement is qualified in its entirety by reference to the specific provisions of each such agreement, which are filed as Exhibit C and Exhibit D hereto.

         From time to time each of the Reporting Persons, may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each Reporting Person may borrow the Common Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

         Except as set forth herein, the Reporting Persons and RIS do not have any contracts, arrangements, understandings or relationships with respect to any Common Shares.

Item 7.  Material to be Filed as Exhibits

         Exhibit A: Power of Attorney dated November 28, 1997, granted by Louis
M. Bacon in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson

         Exhibit B: Joint Filing Agreement among the Reporting Persons.

         Exhibit C: Agreement Concerning Voting, dated as of March 21, 1997, by and among Flagstar, Magten Asset Management Corporation, Loomis Sayles & Company, L.P. and MCM.

         Exhibit D: Supplement to Agreement Concerning Voting, dated as of March 21, 1997, among Flagstar, Magten Asset Management Corporation, Loomis Sayles & Company, L.P. and MCM.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 1998


                                   MOORE CAPITAL MANAGEMENT, INC.


                                   By:    /s/ Stephen R. Nelson
                                        --------------------------------
                                        Name:   Stephen R. Nelson
                                        Title:  Vice President


                                        LOUIS M. BACON


                                        /s/ Stephen R. Nelson
                                        ------------------------
                                             Attorney-in-Fact



                                   MOORE GLOBAL INVESTMENTS, LTD.


                                   By:

                                        By:    /s/ Stephen R. Nelson
                                             --------------------------
                                              Name:  Stephen R. Nelson
                                              Title: Attorney-in-Fact

Schedule I

(a) Set forth below is the name, position with Moore Capital Management, Inc. ("MCM") and present principal occupation of the directors and executive officers of MCM. The business address of each such person is 1251 Avenue of the Americas, New York, New York 10020. Each such person is a United States citizen.

Name and Position with MCM             Present Principal Occupation
--------------------------             -----------------------------

Louis M. Bacon, Director,              Chief Executive Officer of
Chairman & Chief Executive             MCM and affiliates
Officer

M. Elaine Crocker, Director            President of MCM and
& President                            affiliates

Stanley Shopkorn, Director             Managing Director of Equities Trading for
                                       MCM and affiliates

Chris Pia, Director                    Managing Director of Foreign Exchange,
                                       Futures and Fixed Income Execution for
                                       MCM and affiliates

Richard Axilrod, Director              Director of Fixed Income Trading for MCM
                                       and affiliates

Kevin F. Shannon, Director,            Chief Financial Officer of MCM
CFO and Treasurer                      and affiliates

Stephen R. Nelson, Director,           General Counsel of MCM and
General Counsel, Vice President        affiliates
and Secretary

(b) Set forth below is the name, position with Moore Global Investments Ltd. ("MGI"), business address, citizenship or place of organization and present principal occupation or business of the directors of MGI.

Name, Business Address and
Citizenship or Place of            Position       Present Principal
Organization                       with MGI       Occupation
-------------------------          --------       -------------------

Anthony Stocks                     Director       Director of the
Citco Fund Services (Curacao)                     International Fund
N.V.                                              Services division
Kaya Flamboyan 9                                  of Citco Group
P.O. Box 812                                      Ltd.
Willemstad, Curacao
Netherlands Antilles

     Citizenship:  British
Charles Hansard                    Director       Managing Director
BBV Latinvest Securities                          of Kingsfort
Limited                                           Limited
1 Angel Court
London
England EC2R 7HJ
         Citizenship:  Irish

Michael J.D. Dee                   Director       Chairman of
Europlan Financial Services                       Europlan
Limited                                           Continuation
Lister House                                      Limited
35 The Parade, St. Helier
Jersey, JEZ 3QQ Channel Islands
         Citizenship:  British

Robert Voges                       Director       Executive Director
Curacao International Trust                       and Vice President
Company N.V.                                      of Citco Group
De Ruyterkade 62                                  Limited
P.O. Box 812
Willemstad, Curacao
Netherlands, Antilles
         Citizen:  Curacao

*Inter Caribbean Services
(Bahamas) Ltd.                     Director       Member of Citco
The Bahamas Financial Centre                      Group Ltd.
P.O. Box CB-13136                                 providing director
Nassau, Bahamas                                   services to
         Organized:  Bahamas                      clients to Citco

Schedule II

A.       Purchases

                    Principal Amount of
                     11.25% Debentures             Purchase Price of
Date                   Purchased                  11.25% Debenture
-----              ------------------           -------------------

11/7/97              $ 1,640,000                      $ 729,800
11/7/97                 360,000                         160,200
12/17/97                205,000                          86,100
12/17/97                45,000                           18,900

B.       Sold

                    Principal Amount of
                    11.25% Debentures             Sale Price of 11.25%
Date                    Sold                            Debenture
-----              ------------------           -------------------------

11/21/97             $ 6,560,000                     $ 2,976,600
11/21/97               1,440,000                         653,400
12/04/97               2,460,000                       1,079,325
12/04/97                 540,000                         236,925
12/05/97               1,435,000                         633,193
12/05/97                 315,000                         138,994
12/08/97                 410,000                         179,375
12/08/97                  90,000                          39,375
12/17/97              27,653,000                      10,922,935
12/17/97               3,917,000                       1,547,215
12/17/97              20,522,000                       8,106,190
12/17/97               6,658,000                       2,629,910
12/19/97               7,380,000                       3,025,800
12/19/97               1,620,000                         664,200
12/19/97                 820,000                         328,000
12/19/97                 180,000                          72,000